06008181

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Associates Inc. dba BNY Capital Markets, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Wall Street 18th floor
(No. and Street)

New York (City) NY (State) 10286 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Gavin, JR. (212) 635-1386
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 30 2006 THOMSON FINANCIAL

RECEIVED MAR 01 2006 DIVISION OF MARKET REGULATION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. Gavin, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNY Capital Markets, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAY W. SONG
Notary Public, State Of New York
No. 01SO6062776
Qualified In Queens County
Commission Expires August 13, 2009

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

BNY Capital Markets, Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

December 31, 2005
with Report of Independent Registered Public Accounting Firm

BNY Capital Markets, Inc.

(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
BNY Capital Markets, Inc.

We have audited the accompanying statement of financial condition of BNY Capital Markets, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Capital Markets, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2006

BNY Capital Markets, Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2005

Assets		
Cash		$ 1,057,787
Receivable from brokers, dealers and clearing organizations *(Note 3)*		83,935,765
Securities owned, at market value	$345,615,093	
Securities owned, pledged as collateral	57,200,000	
Total marketable securities *(Note 4)*		402,815,093
Securities owned, not readily marketable		79,025
Accrued interest receivable		4,186,244
Fees receivable		5,218,577
Receivable from affiliate *(Note 7)*		425,665
Furniture, equipment and leasehold improvements at, cost, (net of accumulated depreciation and amortization of $2,617,072)		1,526,344
Goodwill		30,856,356
Deferred tax asset (*Note 6*)		802,423
Other assets		4,742,532
Total assets		$ 535,645,811
Liabilities and shareholder's equity		
Liabilities:		
Short-term borrowings		$ 147,000,000
Securities sold, not yet purchased, at market value		70,821,606
Payable to Parent (*Note 7*)		68,277,634
Payable to broker-dealers		57,713
Accrued compensation and other expenses		23,384,591
Deferred tax liability (*Note 6*)		344,762
Other liabilities		1,966,169
		311,852,475
Subordinated liabilities (*Note 10*)		50,000,000
Total liabilities		361,852,475
Total shareholder's equity		173,793,336
Total liabilities and shareholder's equity		$ 535,645,811

See accompanying notes to statement of financial condition.

1. Organization

BNY Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of The Bank of New York Company, Inc. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is also a member of the Municipal Securities Rule Making Board and the Securities Investor Protection Corporation. The Company has been authorized by the Federal Reserve Board (the "Board") to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution and trading. The Company also performs various corporate finance advisory activities, such as merger and acquisition and project finance. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation, are not deposits or other obligations of the Parent, are not guaranteed by the Parent, and are subject to investment risks, including the possibility of loss of principal invested.

The Company clears all of its transactions through an affiliate broker-dealer on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in the financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Principal Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at market value which is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is tested at least annually for impairment. An impairment loss is triggered if the estimated fair value of an operating segment is less than its estimated net book value. Such a loss is calculated as a difference between the implied fair value of goodwill and its carrying value.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent, pursuant to a tax sharing agreement between the Parent and the Company. The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

2. Summary of Significant Accounting Policies (continued)

Employee Benefit Plans—Stock Options

Certain employees of the Company participate in the Parent's stock option award plans. The Company follows the prospective method of fair value accounting under SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* for these stock options.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization.

3. Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2005 consist of the following:

Receivable from clearing broker	$ 83,460,968
Receivable from clearing organizations	474,797
Total	$ 83,935,765

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2005, securities owned (including those pledged as collateral) and securities sold, not yet purchased consist of the following, at market value:

	Owned	Sold
State and municipal obligations	$ 164,210,662	$ –
Corporate debt	133,342,319	5,735,531
U.S. Government securities and agencies	59,203,795	61,289,841
Equities securities	45,132,078	3,796,234
Commercial paper	926,239	–
	$ 402,815,093	$ 70,821,606

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned, pledged as collateral represent proprietary positions which have been pledged as collateral to a counterparty. Included in state and municipal obligations at December 31, 2005 are securities owned, pledged as collateral of approximately $57,200,000.

5. Short-Term Borrowings

The Company maintains uncommitted lines of credit totaling $225,000,000 with unrelated financial institutions and an uncommitted line of credit in the amount of $10,000,000 with the Parent, which have no expiration date. In each case, these lines of credit are used to finance the Company's proprietary trading business. As of December 31, 2005, the Company has overnight borrowings of $147,000,000 outstanding with unrelated financial institutions under these lines of credit at a weighted average rate of 4.529%.

6. Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company has a gross deferred tax asset of $5,831,042 and a gross deferred tax liability of $5,373,381 at December 31, 2005. The deferred tax asset is primarily attributable to the federal benefit of state and local taxes and the deferred tax liability is attributable to amortization of intangibles. The Company's effective income tax rate differs from the federal statutory income tax rate mainly as a result of the effect of state and local taxes.

7. Related Party Transactions

The Company conducts transactions in the ordinary course of business with the Parent and its affiliates. During the year ended December 31, 2005, such transactions included loan syndications and deposits.

7. Related Party Transactions (continued)

At December 31, 2005, amounts payable to Parent consist of the following:

Income taxes payable (*Note 6*)	$ 33,892,973
Benefit plan obligations (*Note 8)*	5,212,011
Accrued interest payable on subordinated liabilities (*Note 10*)	29,172,650
	$ 68,277,634

During 2005, the Company made a loan to an affiliate of the Parent, payable on demand, in the amount of $2,500,000 earning interest at LIBOR + 1.50% per annum. This amount is included in other assets.

In addition, the Company had unrestricted cash of $456,889 held in an account with the Parent and receivables of $425,665 due from an affiliate of the Parent.

8. Employee Benefit Plans

The Company's employees are covered under the Parent's benefit plans. The Parent's Defined Benefit Retirement Plan covers substantially all full time employees. The Company's employees are also covered under the Parent's Employee Stock Ownership Plan and the Employee Savings Plan. In addition, certain employees of the Company may participate in the Stock Option Awards Plans.

9. Fair Value of Financial Instruments

All of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities purchased under agreements to resell and certain receivables are carried at fair value or contracted amount which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, securities sold under agreements to repurchase, liabilities subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

9. Fair Value of Financial Instruments (continued)

Collateral

The Company entered into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions during the year ended December 31, 2005 that may have resulted in credit exposure at the time of the transaction. As a policy, the Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

10. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated credit facility in the amount of $250,000,000 with the Parent. As of December 31, 2005, the Company has $50,000,000 outstanding on this facility, bearing interest at LIBOR + 150bps per annum. The note is scheduled to mature on February 28, 2007. There were no changes in subordinated borrowings during the year.

This loan is subordinated to the claims of general creditors. The NASD has approved this subordinated loan to constitute part of the Company's net capital under the Uniform Net Capital Rule. The subordinated loan may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

11. Financial Instruments With Off-Balance Sheet Risk and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet risk in the event the counterparty is unable to fulfill its contracted obligation. The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to off-balance sheet risk of loss in the event of the counterparty's inability to meet the terms of their contracts. Should the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2005 were settled without an adverse effect on the Company's financial statements taken as a whole.

11. Financial Instruments With Off-Balance Sheet Risk and Credit Risk (continued)

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

12. Commitments and Contingencies

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants, and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

13. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the aggregate indebtedness method of this Rule.

13. Net Capital Requirements (continued)

At December 31, 2005, the Company had net capital of $133,774,836 which was $117,706,111 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 1.80 to 1.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements.

14. Subsequent Events

In January 2006, the Company declared and paid a dividend in the amount of $15,000,000.